Contact

www.linkedin.com/in/kevin-
hagedorn-7780077a (LinkedIn)

Top Skills

New Business Development

Fundraising

Optical Engineering

Honors-Awards

National Science Foundation Small
Business Grant

Publications

Preparation and
Photoelectrochemical Activity of
Macroporous p-GaP(100)

Intermetallic PtPb Nanoparticles
Prepared by Pulsed Laser Ablation
in Liquid

Design Considerations for Nanowire
Heterojunctions in Solar Energy
Conversion/Storage Applications

Patents

Method of Manufacturing Ordered
Intermetallic Catalysts

Metal Organic Complexes
for Improved Smoothness
and Uniformity of Thin Films
Deposited from Nanocolloids via
Electrophoresis

Kevin Hagedorn

Optical Engineer, Optoelectronics, New Business Development
Ann Arbor, Michigan, United States

Experience

Life Magnetics
Founder
2013 - Present (12 years)
Ann Arbor, MI

Life Magnetics, Inc. has developed a carbon based coating which can be
applied to nearly any surface which is structurally selective for nucleic acids.
The company is leveraging this technology to stabilize RNA for shipping
and storage. Remember how the COVID-19 vaccines needed to be cold
stored? And also selecting for RNA based on structure for drug development
applications.

SurClean, Inc.
Optical Engineer/Staff Scientist
December 2014 - June 2015 (7 months)
Ann Arbor, MI

SurClean is reducing the cost of paint and coating removal by developing an
automated laser coating removal process. Compared to traditional coating
removal methods like media blasting and solvent etching, laser coating
removal creates less waste, is more precise in removing individual coating
layers, and is safer for workers. The process is entirely automated by a robot
and does not expose the operator to toxic substances.

IMRA America, Inc.
Staff Scientist
2010 - 2013 (3 years)
Ann Arbor, MI

Developed applications for ultrafast laser micromachining, including scribing of
solar cell interconnects.

Prepared noble metal nanoparticles and evaluated their performance detecting
biomarkers using ELISA and other assays.

Education

University of Michigan

Doctor of Philosophy (PhD), Materials Chemistry · (2005 - 2010)

University of Michigan

Bachelor's Degree, Honors Chemistry with a duel degree in
Biochemistry · (2001 - 2005)